Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Section 4.11)

TO:	KPMG LLP Ernst & Young LLP

AND TO:

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

The Manitoba Securities Commission

Nova Scotia Securities Commission

Nunavut Securities Office

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Ontario Securities Commission

Neptune Wellness Solutions Inc. (the “Corporation”) hereby gives notice pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the termination of KPMG LLP (the “Former Auditor”) as the auditor of the Corporation and the appointment of Ernst & Young LLP (the “Successor Auditor”) in its place. The Corporation confirms that:

1.

The Audit Committee has conducted a review of external audit services. As part of its review, the Audit Committee sought proposals to provide audit services for the financial year ending on March 31, 2021.

2.

After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board of Directors that the Successor Auditor, and not the Former Auditor, be proposed for appointment as auditor of the Corporation by the shareholders of the Corporation for the Corporation’s financial year ending on March 31, 2021.

3.

On July 10, 2020, the Board of Directors approved the recommendation of the Audit Committee indicated above and decided not to propose the Former Auditor for reappointment as auditor of the Corporation for the financial year ending on March 31, 2021 and to propose the Successor Auditor for appointment as the auditor of the Corporation by the shareholders of the Corporation for the Corporation’s financial year ending on March 31, 2021. The vote will take place at the annual and special meeting of shareholders of the Corporation scheduled to be held on August 12, 2020.

4.

The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Corporation for the two most recent financial years preceding the date of this notice, being reports for the financial years ended March 31, 2020 and March 31, 2019, and with any subsequent period to date did not express any modified opinion.

5.	In the opinion of the Corporation, there are no reportable events as such term is defined in Section 4.11(1) of NI 51-102.

DATED as of the 13th day of July, 2020.

NEPTUNE WELLNESS SOLUTIONS INC.

By:	/s/ Toni Rinow
Toni Rinow Chief Financial Officer